SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release dated May 31, 2005, entitled, “Dividend to Increase 20% in 2005: Repsol YPF’s 2005-2009 Strategic Plan.”

2.	Official Notice dated May 31, 2005, regarding the Ordinary General Shareholders’ Meeting held that day on second call.

3.	Official Notice dated May 31, 2005, regarding a change in the composition of the Disclosure Committee.

Press Release

Item 1

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid España	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, 31 May 2005

Nº of pages : 12

DIVIDEND TO INCREASE 20% IN 2005

REPSOL YPF’S 2005-2009 STRATEGIC PLAN

•	Upstream to be driver behind company’s growth

•	Downstream to be stable cash-flow generator

•	Portfolio to be transformed via investments and divestments

•	Total investments to surpass 21,000 million euros

•	Investments to be concentrated in North Africa, Caribbean, Atlantic Basin and Middle East

•	In Argentina new opportunities will be taken advantage of in the area of exploration of offshore blocks, and competitive advantages in refining and marketing

•	Divestment of 1,500 million euros in non-strategic areas and businesses

•	Intensify exploratory activity drilling 200 new wells

•	Reserves in North Africa to grow by 170%

•	1,200 million euros in cost savings

•	Strategic alliance with Gas Natural to have cost savings of 10 million euros/year

•	ROACE to be 12%

2005-2009 Strategic Plan	1

Press Release

Repsol YPF’s Chairman and Chief Executive Officer, Antonio Brufau, presented today to analysts, shareholders, institutional investors and employees the company’s 2005-2009 Strategic Plan. This plan, defined within the company’s principal operating areas for the mentioned period, is based on three fundamental premises: GROWTH, PROFITABILITY, and TRANSFORMATION OF PORTFOLIO. All of which will lead to the primary objective of guaranteeing sustainable dividend growth for shareholders, which will increase 20% in 2005.

GROWTH

Repsol YPF will implement a strategy of profitable growth for all of its businesses, based on the optimization of existing projects, the development of new projects, and the analysis of possible business opportunities in areas of interest for the company.

Upstream will be the driver behind Repsol YPF’s growth during the 2005/2009 period, concentrating the largest part of the company’s investments - primarily in the exploratory basins of North Africa, the Caribbean, the Middle East, the United States and Western Africa - and intensifying its exploration activities via the drilling of more than 160 new wells, of which another 40 plus wells in Argentina, Brazil and Bolivia (ABB) need to be added.

Within Upstream’s growth plan, Repsol YPF will also increase its commitment with respect to the assets related to the production of natural gas, especially LNG and in particular the integrated projects of Gassi Touil (Algeria), Persian LNG (Iran), and the Caribbean (Venezuela and Trinidad & Tobago). In that vein, the company will take advantage of business opportunities and economies of scale resulting from the Gas Natural SDG joint venture.

2005-2009 Strategic Plan	2

Press Release

2005-2009 Strategic Plan	3

Press Release

As a result of these new projects, and possible acquisitions in strategic areas for the company, at the end of the 2005/2009 period Repsol YPF’s total oil and gas production will grow by 13.6% to 1,312,000 barrels/day.

Argentina, Brazil and Bolivia (ABB) to take advantage of synergies as a result of their geographical proximity. Argentina, stimulated by an improving national economy, and Brazil, that is experiencing double-digit growth in natural gas consumption, will both guarantee the monetization of Bolivia’s gas.

In Argentina, which is a stable cash flow generator and reached 2,400 million euros in 2004, new exploration opportunities in new offshore blocks will be taken advantage of, as well as the competitive advantages in refining and marketing. In Brazil, the magnificent relationship with Petrobras will materialize in a future vector of growth for Repsol YPF’s activities.

2005-2009 Strategic Plan	4

Press Release

Downstream to contribute solid growth and stable cash flow for the company and will be consolidated as one of the best in the industry worldwide. With respect to refining, which is a strong cash flow generator for the company, Repsol YPF will take advantage of its excellent leading position in growth markets (Spain and Portugal), as well as having invested in recent years to improve its conversion capacity, and anticipating the increase in the global demand for diesel. All of these items, will lead Repsol YPF to continue its strategy of creating quality earnings results with high margins (refining margins doubled in the first quarter of 2005 compared to those for the same period in 2004).

2005-2009 Strategic Plan	5

Press Release

2005-2009 Strategic Plan	6

Press Release

In the area of LPG, Repsol YPF, the world’s third largest producer with a production of 3.2 million tons/year, and finds itself in the optimal competitive position to consider possible integration operations.

2005-2009 Strategic Plan	7

Press Release

TRANSFORMATION OF PORTFOLIO

Repsol YPF’s 2005-2009 Strategic Plan includes the fundamental element of dynamically managing its portfolio of assets, with the goal of concentrating investments in areas of activity and geographical zones of high value, and includes active divestment in zones or business activities that are considered non-strategic.

In this period, Repsol YPF will invest a total of 21,100 million euros (of which over half will correspond to exploration and production projects) and the same time divest 1,500 million euros, which will be destined toward financing new projects that the company determines as being of high interest.

Repsol YPF will intensify its activities in areas where there are notable levels of profitability, such as North Africa, and the integrated LNG businesses in the Atlantic Basin, as well as projects in the Middle East and the Caribbean.

In North Africa, Repsol YPF will reinforce its strong position in Algeria and Libya, with investments for the two countries totaling $1,900 million throughout the period of the Strategic Plan. Repsol YPF is the leading publicly traded petroleum company in Libya and the operator of the Algeria Gassi Touil project, the largest of its kind to be realized by a foreign company. During the period of the Strategic Plan a total of 83 wells will be developed, and at the end of the period, proved reserves will have grown in this area by 170% and production by 50%.

2005-2009 Strategic Plan	8

Press Release

The Atlantic Basin LNG projects will constitute for Repsol YPF one of its principal strategic businesses, and has great potential in the Strategic Plan following the recently announced joint venture with Gas Natural SDG. This joint venture will become the third largest LNG operator in the world, and will generate for Repsol YPF 10 million dollars per year in cost savings.

2005-2009 Strategic Plan	9

Press Release

In the area of the Caribbean (Venezuela and Trinidad & Tobago) the company will invest through 2009 more than $2,200 million, of which $1,250 million will correspond to Trinidad & Tobago, a country where production at the end of 2009 will have increased by 45% to reach 166,000 boep/day. In Venezuela, production will surpass 110,000 barrels/day.

With respect to the future of the Persian LNG project, in Iran, it is possible that it could enter into production around mid-2010 and Repsol YPF’s Strategic Plan contemplates investments of around $980 million.

PROFITABILITY

Repsol YPF’s Strategic Plan forecasts cost savings of 1,200 million euros. The target will be obtained primarily by reducing the corporate structure by 25%, as well other factors such as the optimization of the company’s logistics and greater energy efficiency.

During the Plan, Repsol YPF will increase and continue its track record of financial discipline, and which allowed the company to lower its debt ratio from 26.1% in 2003 to 22% in the first quarter of 2005. To achieve this goal the company will maintain a strong financial structure that will permit the maximum flexibility at the lowest cost, while at the same time granting profitability and earnings per share growth.

2005-2009 Strategic Plan	10

Press Release

All of this will contribute to the final objective, which is to guarantee sustainable dividend growth for shareholders. In this way, the dividend for 2005 will increase by 20% and by more than 15% for each year during the 2005/2009 Strategic Plan. Payout will be between 40% to 50%.

BUILDING THE FUTURE

Repsol YPF’s 2005/2009 Strategic Plan is a renewed commitment on the part of the company to its shareholders, clients, employees and to society at large, and is the beginning of a transformation to a more decentralized company that is orientated to the markets, and that is based on corporate responsibility and best business practices.

2005-2009 Strategic Plan	11

Press Release

•	Transforming the company step by step: structure, culture and portfolio to improve shareholder returns:

•	Cut costs in order to improve margins

•	Improve the returns and free cash flow generation of ABB and Downstream

•	Review the portfolio on a asset by asset basis

•	A focused, high return approach to upstream growth

•	Our targets relate to our existing portfolio and projects

•	Transparency and accountability

2005-2009 Strategic Plan	12

Official Notice

Item 2

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Madrid, May 31st 2005

The Ordinary General Shareholders’ Meeting of Repsol YPF, S.A., held today on second call, approved all the proposals of resolutions submitted by the Board of Directors concerning the points of the Agenda. The Company reported on such proposals to the Securities and Exchange Commission on May 4th, 2005.

In particular, the Ordinary General Shareholders’ Meeting, on the third item of the Agenda, approved the amendment of Chapter II of Title IV of the Articles of Association, related to the Board of Directors; the removal of former Article 47 (“Resolution of Disputes”) and the amendment of former Article 40 (now Article 50, related to “Audit”). The text of the approved amendments on the Articles of Association is available in the company’s website (www.repsolypf.com).

Likewise, the Ordinary General Shareholders’ Meeting, on the fourth item of the Agenda, approved the ratification and appointment as Directors of Mr. Jorge Mercader Miró and Mr. Luis Suárez de Lezo Mantilla, and the re-election of the Directors Mr. Ricardo Fornesa Ribó and Mr. Antonio Hernández-Gil Álvarez-Cienfuegos.

The Board of Directors Meeting, held following the Ordinary General Shareholders’ Meeting, ratified the following positions within the Board:

•	Mr. Ricardo Fornesa Ribó as 1st Vice-Chairman and member of the Delegate Committee.

•	Mr. Antonio Hernández-Gil Álvarez-Cienfuegos as member of the Delegate Committee and of the Nomination and Compensation Committee.

•	Mr. Jorge Mercader Miró as member of the Audit and Control Committee.

•	Mr. Luis Suárez de Lezo Mantilla as member of the Delegate Committee and Secretary and Legal Advisor of the Board of Directors.

Official Notice

Item 3

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

Madrid, May 31st 2005

The Repsol YPF Board of Directors today passed certain resolutions regarding the composition of the Comité Interno de Transparencia (“Disclosure Committee”) for its adaptation to the current organization structure of the Company and for the implementation of mechanisms for future changes.

The Audit and Control Committee of the Board of Directors made a previous favorable report on these resolutions.

The Repsol YPF Disclosure Committee will from now on have the following members:

•	Financial Corporate Director, who will chair the Committee.

•	Legal Affairs Corporate Director, who will act as Secretary.

•	Corporate Audit Director.

•	Reporting and Internal Control Director.

•	Investor Relations Director.

•	Corporate Governance Affairs Director.

•	A representative of the ED Communication & Head Chairman’s Office.

•	A representative of the ED Control and Corporate Development.

•	A representative of the ED Human Resources.

•	A representative of ED Upstream.

•	A representative of ED Downstream.

•	A representative of ED Argentina, Brazil & Bolivia.

In case any reason hinders their attendance to the Committee’s meetings, direct members of the Committee and representatives appointed by each ED may delegate its representation in another person within its division.

The Board of Directors has also resolved to authorise the Chairman and the ED Finance and Corporate Services to adapt the Committee’s composition to future changes in the Company’s organization structure, and to amend the Regulations of the Disclosure Committee accordingly.

Repsol YPF Disclosure Committee was created by resolution of the Board of Directors dated November 27th 2002 to perform, among others, the functions that the U.S. laws and the Securities and Exchange Commission (SEC) Regulations may attribute to a Disclosure Committee, and especially those relating to the SEC Regulations dated August 29th 2002 (“Certification of Disclosure Companies’ Quarterly and Annual Reports” – Release number 33-8124).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: June 2, 2005	By:	/s/ LUIS MAÑAS
	Name:	Luis Mañas
	Title:	Chief Financial Officer